Exhibit 99.1

March 4, 2009

To the shareholders:

The economic climate and business climate that we are in today is much different than even one year ago. The word I use to describe how our economy got to this point is “artificial”. Loans were made to people with artificial credit ratings. Terms of payment were artificially low for a period of time. Investors gave money to managers that yielded artificial returns in Ponzi schemes. In stark contrast to this, we sell real products that solve real problems to real customers. Be assured that everything we do is based on meeting the needs of our customers in both products and service. There is nothing artificial in our business.

The impact of the national economic slowdown began to affect our Controls division in the latter part of the year. Operating income was $1,116,000 even though the total sales revenue decreased by 4.6% compared to 2007. This decrease in sales was due to reduced sales to production machinery builders and also there were fewer sales for plant expansions as customers put projects on hold. New plants in the biofuels market were much fewer than in previous years. Customers moved to a wait and see position for a number of upgrade projects they had planned. In order to reach new customers and overcome this difficult economic climate, we added two new exclusive distributors internationally and added two states to our manufacturer’s representative territories and increased our direct sales calls. We introduced the ElectroSentry product that is a complete hazard monitoring system for shaft speed slowdown, bearing temperature measurement, and belt misalignment. This system integrates a touch screen and programmable logic controller with our sensors to allow users to very quickly identify where a problem is occurring in their operation. Additional new products were developed and introduced to our customers including a shaft tach speed sensor, rub block inspection doors, and new versions of several sensors for hazardous location installations. A patent was granted in relation to our SG1000 slide gate monitor products.

The AutoData Systems division finished the year with a small operating profit even though the sales revenue decreased 10.4%. This decrease was spread across the software and hardware products. In addition to our ExpertScan and Scannable Office products, we are continuing to market the NetE-nable software product to new and existing customers so they can conduct both paper and web-based surveys in only one design effort.

We have a certified Quality Management System that we follow to ensure customer satisfaction with our products and service and provide a path of continual improvement. In January, we were audited again and I am very pleased to say that we were certified to the new ISO9001:2008 standard.

A dividend of $0.04 per share was paid each quarter to our shareholders reflecting a strong balance sheet. Meeting the needs of our customers is the primary focus of each of our employees, our manufacturer’s representatives, and distributors. Especially in these difficult economic times, we persevere towards the success and growth of this company. We appreciate each of you, our shareholders, for your support and confidence in this endeavor. We invite you to join us for our annual meeting on April 22, 2009 at the Sheraton Minneapolis West Hotel in Minnetonka at 2:00 p.m.

Sincerely,

Bradley D. Slye